UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

April 11, 2006

Item 4.	News Release

The Press Release dated April 11, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported that it has confirmed by reverse circulation drilling a significant extension to the Luna Zone at its La Cabeza gold project in Argentina.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 11th day of April, 2006.

SCHEDULE “A”

For Immediate Release: April 11, 2006

DRILLING CONFIRMS EXTENSION TO LUNA GOLD ZONE AT LA CABEZA

Vancouver, B. C., April 11, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has now confirmed by reverse circulation (“RC”) drilling a significant extension to the Luna Zone at its La Cabeza gold project in Argentina.

The presence of gold mineralization under sand cover in the previously-unexplored area adjacent to the Luna Zone was first recognized by shallow, rotary air-blast drilling, as announced February 20, 2006. The new RC drill intersections have confirmed that discovery and suggest that the Luna Zone is significantly broader than was previously thought. It would now appear that this portion of the Luna Zone has a strike length of more than 500 metres.

The latest five RC drill holes include near surface intercepts of 6 metres at a grade of 2.7 grams per tonne (“g/t”) gold, 3 metres at a grade of 5.5 g/t gold and 3 metres at a grade of 3.3 g/t gold.

Exeter’s Chairman, Yale Simpson, commented: “This discovery is significant both because of its implications for the size of the La Cabeza gold resources, and because it further confirms the efficacy of our RAB drill exploration program. As was also demonstrated at the Cuello Zone, the RAB drilling is proving to be a very productive method of testing unexplored areas under sand cover at La Cabeza.“

Detailed Results

Significant assay results from four of the new drill holes are as follows:

Drill Hole	From (m)	To (m)	Width (m)	Gold grade (g/t)	Silver grade (g/t)
LCP-207	27	33	6	2.7	19.3
LCP-209	26	29	3	1.6	3.7
	41	47	6	3.3	21.1
including	44	47	3	5.5	33.2
LCP-210	35	38	3	1.2	8.2
LCP-211	44	50	6	2.0	na
including	44	47	3	3.3	40.6
LCP-212	29	32	3	0.8	na

Note: “na” denotes that the interval was not assayed for silver

RC drill holes, LCP-207, LCP-209, LCP-210 and LCP-211 (all drilled to the east), were distributed on three section lines, 50 metres apart and passed through 10 to 20 metres of sand cover before intersecting bedrock. See Exeter website for the drill hole plan that accompanies this news release.

Structurally, the new area of the Luna Zone is interpreted as consisting of two northwest striking veins that dip 45–50 degrees to the southwest. This vein geometry suggests they are likely part of a larger vein set that would include a steeply east dipping vein component, as is the case in the main Luna Zone to the east.

Drill hole LCP-212, although low in grade, confirms that the zone of veining continues under sand cover in a southeasterly direction. Drill hole LCP-208, drilled in a westerly direction, intersected no anomalous mineralization, thereby confirming the west-dipping geometry to the zone.

Exeter has now scheduled orientated diamond drilling and additional RC drilling to test these areas in greater detail.

Quality Control and Assurance

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples were collected using a cyclone in one metre intervals and most were then composited into three metre samples. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over gold prospects in the Patagonia region. Prospecting of gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date May 9, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director